UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2021 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2022 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 2, 2022. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2021 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2021 filed in Japan on June 29, 2021. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in, or has been newly added subsequent to, our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in January 2022 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in January 2022. These risk events include risk events of general applicability.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. On March 5, 2021, the U.K. Financial Conduct Authority announced its intention to cease the publication of LIBOR settings, including (a) in the case of all sterling, euro, Swiss franc and Japanese yen settings and the 1-week and 2-month U.S. dollar settings, immediately after December 31, 2021, and (b) in the case of the remaining U.S. dollar settings, immediately after June 30, 2023.

In anticipation of the discontinuation of the publication of LIBOR after the end of calendar year 2021, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, and our transition away from LIBOR with respect to transactions referencing LIBOR settings which ceased to be published at the end of calendar year 2021 has generally been completed. However, with respect to transactions referencing U.S. dollar LIBOR settings which are expected to cease to be published at the end of June of calendar year 2023, we continue to take measures to complete our transition away from LIBOR. Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,

•

such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks;

•

such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•

we may be unable to sufficiently develop or enhance systems needed for risk management and other operations to effectively deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates and may incur additional system investment and other costs in connection with such reform and transition.

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In November 2017, MUFG Bank agreed to the entry by the U.S. Office of the Comptroller of the Currency, or OCC, of a consent order that included remedial terms and conditions that were substantively the same as those included in the consent agreements that MUFG Bank had reached with the New York Department of Financial Services in 2013 and 2014 pertaining to compliance with OFAC sanctions requirements. The consent order was a condition for the conversion of MUFG Bank’s branches and agencies in the United States from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. In July 2021, the OCC terminated the November 2017 consent order pertaining to MUFG Bank’s compliance with OFAC sanctions requirements.

In February 2019, MUFG Bank entered into a consent order with the OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent order.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

22.	Risks relating to the sale of MUFG Union Bank, N.A.

MUFG and MUFG Bank, a core banking subsidiary of MUFG, announced on September 21, 2021 that we agreed with U.S. Bancorp (USB) to the sale of all shares in MUFG Union Bank, N.A. (MUB), MUFG’s subsidiary owned through MUFG Americas Holdings, and have entered into a Share Purchase Agreement.

Although the transfer of the MUB shares (the Share Transfer) is expected to be effective in the first half of calendar year 2022, the completion of the Share Transfer is subject to certain conditions precedent, including the approval from relevant regulators. If these conditions precedent are not satisfied or if there is any unexpected delay in satisfaction of these conditions precedent, the Share Transfer may not be completed as we currently expect.

The MUB businesses that MUFG will transfer to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), are planned to be transferred to MUFG Bank’s U.S. branches or affiliates prior to the Share Transfer. In addition, both MUFG and USB plan to enter into a Transitional Service Agreement (TSA) and a Reverse Transitional Service Agreement (RTSA) with an aim for both companies to be able to collaborate to smoothly continue MUB’s current customer transactions by MUB and/or MUFG Bank even after the Transaction and to provide even higher quality financial services. These planned business transfer and provision of services under the TSA and the RTSA are expected to require implementation of multiple complex measures in a short period of time and, especially with respect to systems, require, among other things, provision of assistance to USB in integrating certain systems and preparation for sharing certain systems with USB. These requirements are expected to impose various burdens on the MUFG Group. Such burdens on the MUFG Group may be greater than currently expected due to unanticipated future developments.

If the Share Transfer is not completed as planned by MUFG, including for any of the reasons described above, or if our actual costs and other requirements in connection with the Share Transfer exceed our current expectations, our business strategies, financial condition and results of operations may be adversely affected.

Additional Japanese GAAP Financial Information for the Nine Months Ended December 31, 2021

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

Hitachi Capital Corporation was excluded from the scope of application of the equity method due to an absorption-type merger with Mitsubishi UFJ Lease & Finance Company Limited.

Mitsubishi UFJ Lease & Finance Company Limited changed its company name to Mitsubishi HC Capital Inc. as of April 1, 2021.

(Changes in Accounting Policies)

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), are applied from the beginning of the nine months ended December 31, 2021. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the nine months ended December 31, 2021 was recognized as adjustments to retained earnings at the beginning of the nine months ended December 31, 2021, and the new accounting policy is applied from the beginning of the nine months ended December 31, 2021 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the nine months ended December 31, 2021.

As a result, at the beginning of the nine months ended December 31, 2021, retained earnings decreased by ¥6,617 million. The impact on each of fees and commissions income, ordinary profits and profits before income taxes for the nine months ended December 31, 2021 is not significant.

In accordance with the transitional measures set forth in paragraph 28-15 of ASBJ Statement No.12, “Accounting Standard for Quarterly Financial Reporting” (ASBJ, March 31, 2020), information on breakdowns of revenues from contracts with customers for the nine months ended December 31, 2020 is not disclosed.

(Changes in Presentation of Financial Information)

From the beginning of the nine months ended December 31, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No. 29, “Accounting Standard for Revenue Recognition”, and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition”, from the beginning of the nine months ended December 31 2021, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the nine months ended December 31, 2020, have been retroactively restated.

As a result, fees and commissions expenses of ¥164,609 million and general and administrative expenses of ¥2,053,007 million previously presented in the consolidated statement of income for the nine months ended December 31, 2020 have been restated, resulting in the current presentation of fees and commissions expenses of ¥218,539 million and general and administrative expenses of ¥1,999,078 million.

(Additional Information)

(Estimated impact of the COVID-19 pandemic relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the COVID-19 pandemic has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiary takes into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the deterioration in the economic environment under the COVID-19 pandemic. The amount of impact of these adjustments was ¥5,136 million as of December 31, 2021 (¥30,846 million as of March 31, 2021).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Measurement of Credit Losses on Financial Instruments,” issued by the Financial Accounting Standards Board and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. held by MUFG Americas Holdings Corporation will be sold to U.S. Bancorp because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including the outlook relating to the COVID-19 pandemic, with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic, which is expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty due to such factors as the impact of virus variants. Accordingly, we make certain assumptions, including that, with progress in vaccines and medications, the outlook will generally be on an improving trend, although it will still take some time before the uncertainty related to future infection trends sufficiently decreases. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the nine months ended December 31, 2021, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2022 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of counterparties or on the economic environment.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the fourth quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended September 30, 2021 adopted ASC Topic 326, “Measurement of Credit Losses on Financial Instruments,” the standard that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ended December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the standard, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended December 31, 2021 will be approximately ¥40 billion. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending March 31, 2022.

Total credit costs include credit costs for trust accounts, provision for general allowance for credit losses, losses on loan write-offs, provision for specific allowance for credit losses, other credit costs, reversal of allowance for credit losses, reversal of reserve for contingent losses included in credit costs and gains on loans written-off.

(Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2021	December 31, 2021
Loans to bankrupt borrowers	¥47,013	¥48,618
Non-accrual delinquent loans	847,073	931,280
Accruing loans contractually past due 3 months or more	26,090	12,605
Restructured loans	420,857	423,400

Total	¥1,341,034	¥1,415,903

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2021	December 31, 2021
Principal-guaranteed money trusts	¥7,827,463	¥6,852,496

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2021	December 31, 2021
Guarantee obligations for private placement bonds	¥268,057	¥257,931

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2020	2021
Equity in earnings of the equity method investees	¥235,689	¥324,508
Gains on sales of equity securities	120,713	220,027

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2020	2021
Write-offs of loans	¥133,218	¥110,646
Provision for allowance for credit losses	256,133	—

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2020 and 2021. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2020	2021
Depreciation	¥250,304	¥256,303
Amortization of goodwill	12,392	13,147

5.	Shareholders’ Equity

For the nine months ended December 31, 2020

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020	Retained earnings
Meeting of Board of Directors on November 13, 2020	Common stock	160,918	12.5	September 30, 2020	December 7, 2020	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2021

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021	Retained earnings
Meeting of Board of Directors on November 15, 2021	Common stock	173,791	13.5	September 30, 2021	December 6, 2021	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Digital Service Business Group, Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Digital Service Business Group:	Providing financial services mainly in non-face-to-face transactions to individual and corporate customers, and promoting MUFG-wide digital transformation

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes relating to reporting segments

MUFG has reorganized its business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) in light of changes in the business environment, including the digital shift in society, under the medium-term business plan that was commenced in the nine months ended December 31, 2021, and changed its reporting segments to the current segmentation based on the reorganized business groups.

In addition, from the nine months ended December 31, 2021, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2020 has been restated based on the new segmentation and the new calculation method.

In addition, as described in “Changes in Presentation of Financial Information” above, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

Accordingly, the business segment information for the nine months ended December 31, 2020 have also been retroactively restated to reflect this change.

(2)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2020

	(in millions of yen)
	For the nine months ended December 31, 2020
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥547,237	¥393,407	¥383,512	¥589,495	¥208,591	¥304,041	¥2,426,286	¥587,217	¥(3,543)	¥3,009,960
Operating expenses	411,705	372,323	237,108	377,566	154,552	197,266	1,750,523	173,301	107,198	2,031,023

Operating profit (loss)	¥135,532	¥21,084	¥146,404	¥211,928	¥54,038	¥106,774	¥675,763	¥413,915	¥(110,742)	¥978,936

(Notes)

1.  “Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.  “Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.  “Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2021

	(in millions of yen)
	For the nine months ended December 31, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥543,421	¥434,780	¥410,782	¥559,392	¥255,985	¥370,366	¥2,574,728	¥409,856	¥24,357	¥3,008,943
Operating expenses	413,647	371,812	235,842	394,279	172,471	210,466	1,798,520	181,076	92,990	2,072,588

Operating profit (loss)	¥129,774	¥62,967	¥174,939	¥165,112	¥83,514	¥159,899	¥776,208	¥228,779	¥(68,632)	¥936,355

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(3)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2020	2021
Total operating profit of reporting segments	¥978,936	¥936,355
Operating profit of consolidated subsidiaries excluded from reporting segments	(311)	(253)
Provision for general allowance for credit losses	(96,424)	—
Credit related expenses	(295,121)	(117,703)
Gains on reversal of allowance for credit losses	—	25,874
Gains on reversal of reserve for contingent losses included in credit costs	—	2,511
Gains on loans written-off	47,884	61,971
Net gains on equity securities and other securities	72,798	194,899
Equity in earnings of the equity method investees	235,689	324,508
Others	(102,830)	(34,553)

Ordinary profit in the consolidated statement of income	¥840,619	¥1,393,611

7.	Financial Instruments

The following shows those financial instruments as of December 31, 2021 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2021.

The following tables do not include investment trusts for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (July 4, 2019,“Guidance for Application of Fair Value Measurement”). (See Note (*1) to each of the tables under (1) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading liabilities (*1) (*2)	5,447,473	82,488	—	5,529,962

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥ 145,293 million.

(*2)	The derivatives transactions recorded in trading liabilities are not included in the above table.

As of December 31, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading liabilities (*1) (*2)	4,976,511	232,440	—	5,208,952

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥ 31,427 million.

(*2)	The derivatives transactions recorded in trading liabilities are not included in the above table.

8.	Securities

There are no material changes to be disclosed as of December 31, 2021 compared to March 31, 2021.

(Additional Information)

Foreign bonds of ¥817,428 million which had been previously classified as “Debt securities being held to maturity” were reclassified as “Available-for-sale securities” as of December 31, 2021. This reclassification was made in accordance with ASC Topic 320, “Investments — Debt Securities”, in connection with the execution of the Share Purchase Agreement to sell all of the shares in MUFG Union Bank, which was not anticipated at the time of acquisition of these foreign bonds.

The impact of this reclassification on the consolidated financial statements as of and for the three months ended December 31, 2021 is not significant.

9.	Money Held in Trust

There are no material changes to be disclosed as of December 31, 2021 compared to March 31, 2021.

10.	Derivatives

The following shows those derivatives as of December 31, 2021 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2021.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥8,906,367	¥(5,218)	¥(5,218)
	Interest rate options	1,719,757	3,385	1,593
Over-the-counter	Forward rate agreements	150,273,574	(362)	(362)
(“OTC”) transactions	Interest rate swaps	1,025,727,448	579,870	579,870
	Interest rate swaptions	43,126,740	(48,341)	37,861
	Other	8,552,889	11,157	218

	Total	—	¥540,490	¥613,962

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥6,911,534	¥(661)	¥(661)
	Interest rate options	4,434,029	3,836	217
OTC transactions	Forward rate agreements	74,118,691	(733)	(733)
	Interest rate swaps	1,295,240,120	387,560	387,560
	Interest rate swaptions	46,194,045	(64,042)	17,182
	Other	9,490,576	594	(6,716)

	Total	—	¥326,553	¥396,848

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Bond-related derivatives

		(in millions of yen)
		March 31, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,010,436	¥862	¥862
	Bond futures options	1,376,170	1,283	561
OTC transactions	Bond OTC options	406,335	108	54
	Bond forward contracts	2,943,678	(4,771)	(4,771)
	Bond OTC swaps	385,081	13,333	13,333
	Total return swaps	309,835	(11,169)	(11,169)

	Total	—	¥(355)	¥(1,130)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2021
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,023,529	¥410	¥410
	Bond futures options	886,986	817	534
OTC transactions	Bond OTC options	582,372	286	203
	Bond forward contracts	3,409,957	2,089	2,089
	Bond OTC swaps	492,374	51,945	51,945
	Total return swaps	311,615	(905)	(905)

	Total	—	¥54,644	¥54,278

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

(in millions of yen)
For the nine months ended December 31, 2021
Fees and commissions	¥1,245,749
Fees and commissions on remittances and transfers	128,345
Fees and commissions on deposits	43,459
Fees and commissions on loans (*1)	186,422
Fees and commissions on trust-related services	72,994
Fees and commissions on security-related services	147,277
Fees and commissions on credit card business (*1)	207,925
Fees and commissions on administration and management services for investment funds and investment advisory services	183,933
Guarantee fees (*2)	81,102
Other fees and commissions (*1)	194,288
Trust fees	107,925

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

12.	Business Combinations

(Additional Information)

(Agreement for the Sale of MUFG Union Bank, and Transfer of Certain Businesses of MUFG Union Bank)

On September 21, 2021, MUFG Americas Holdings Corporation (“MUAH”), a subsidiary of MUFG whose financial statements as of and for the nine-month period ended September 30, 2021 have been consolidated with MUFG’s financial statements included in this report, entered into a Share Purchase Agreement with U.S. Bancorp (“USB”) to sell all of the shares in MUFG Union Bank, N.A. (“MUB”) held by MUAH.

The MUB businesses that will be transferred to USB through the planned transfer of the MUB shares (“Share Transfer”) exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. It was decided by a resolution of the Board of Directors of MUFG Bank, Ltd. (“MUFG Bank”) subsequent to the reporting period ended September 30, 2021 that such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), will be transferred to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer for consideration to be paid in the form of cash.

I.	Business Divestiture

(1)	Outline of the business divestiture

(a)	Name of the acquiring entity

U.S. Bancorp

(b)	Description of the businesses to be divested

Retail and Commercial Banking businesses of MUB

(c)	Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States are expected to maximize shareholder value through an increase in capital efficiency.

(d)	Date of the business divestiture

Expected to be effective in the first half of calendar year 2022

(e)	Legal form of the business divestiture

Transfer of shares for consideration to be paid in the form of cash and shares

(2)	Name of the reporting segment in which the businesses to be divested are mainly included

Global Commercial Banking Business Group

II.	Transaction under Common Control

(1)	Overview and objectives of the business transfer

The GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc., are expected to be transferred from MUB to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer.

The MUFG group will continue to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2)	Overview of the accounting treatment to be applied

The transaction will be treated as a transaction under common control under Accounting Standard Board of Japan (“ASBJ”) Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

13.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2020	2021
Basic earnings per common share	¥47.26	¥83.43
Diluted earnings per common share	47.09	83.16

	(in millions of yen)
	For the nine months ended December 31,
	2020	2021
Profits attributable to owners of parent	¥607,037	¥1,070,398
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	607,037	1,070,398

	(in thousands)
	For the nine months ended December 31,
	2020	2021
Average number of common shares during the periods	12,843,043	12,828,619

	(in millions of yen)
	For the nine months ended December 31,
	2020	2021
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(2,246)	¥(3,522)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(2,246)	(3,522)

	(in thousands)
	For the nine months ended December 31,
	2020	2021
Increase in common shares	—	—

	For the nine months ended December 31,
	2020	2021
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 6 million units as of September 30, 2020	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of September 30, 2021